Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Three Months Ended March 31,	Six Months Ended June 30,
	2006	2007	2008	2009	2010	2011	2011
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$70,864	$152,840	$371,920	$421,487	$556,025	$163,383	$342,420

Add:
Interest expense (1)	217,134	237,314	255,073	251,291	247,504	74,799	149,667
Operating leases	71,092	73,916	79,189	82,522	90,001	24,896	52,066
Amortization of interest capitalized	2,600	2,622	2,692	2,751	2,819	2,846	2,879

Earnings as adjusted	361,690	466,692	708,874	758,051	896,349	265,924	547,032

Computation of fixed charges:
Interest expense	217,134	237,314	255,073	251,291	247,504	74,799	149,667
Interest capitalized	651	—	770	495	1,011	422	913
Operating leases	71,092	73,916	79,189	82,522	90,001	24,896	52,066

Fixed charges	288,877	311,230	335,032	334,308	338,516	100,117	202,646

Excess in earnings required to cover fixed charges	$72,813	$155,462	$373,842	$423,743	$557,833	$165,807	$344,386

Ratio of earnings to fixed charges (2)	1.25	1.50	2.12	2.27	2.65	2.66	2.70

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.